FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 4, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations First quarter, year ending March 2018 (US GAAP)    Nomura Holdings, Inc. July 2017 © Nomura

Outline Presentation Financial Supplement    Executive summary (p. 2)    Consolidated balance sheet (p. 16)    Overview of results (p. 3)    Value at risk (p. 17)    Business segment results (p. 4)    Consolidated financial highlights (p. 18)    Retail (p. 5-6)    Consolidated income (p. 19)    Asset Management (p. 7-8)    Main revenue items (p. 20)    Wholesale (p. 9-11)    Consolidated results: Income (loss) before income taxes by segment and region (p. 21)    Non-interest expenses (p. 12)    Robust financial position (p. 13)    Segment “Other” (p. 22)    Funding and liquidity (p. 14)    Retail related data (p. 23-26)    Asset Management related data (p. 27-28)    Wholesale related data (p. 29)    Number of employees (p. 30)

# Executive summary

NOMURA

## FY2017/18 1Q highlights

- **Quarterly performance remained solid**
  - Three segment net revenue and income before income taxes both up QoQ, although with varying underlying performance in each business
  - International business reported fifth straight quarter of profitability with income before income taxes of Y15.5bn

| | | |
|---|---|---|
| - Net revenue: | Y360.8bn | (+3% QoQ; +7% YoY) |
| - Income before income taxes: | Y77.4bn | (-6% QoQ; +23% YoY) |
| - Net income[1]: | Y56.9bn | (-7% QoQ; +21% YoY) |
| - ROE[2]: | 8.1% | (FY16/17 4Q: 8.8%; FY16/17 1Q: 7.0%) |
| - EPS[3]: | Y15.77 | (FY16/17 4Q: Y17.00; FY16/17 1Q: Y12.71) |

- **Three segment income before income taxes up 2% QoQ to Y63.8bn**

Retail
- Net revenue roughly unchanged QoQ; Investor sentiment improved on the back of market improvement
- Ongoing inflows into investment trusts and discretionary investments combined with market factors to lift recurring revenue (annualized) to Y80.9bn

Asset Management
- Asset management fees increased as assets under management climbed to record high of Y46.1 trillion yen
- Net revenue and income before income taxes both up QoQ also driven by gains related to American Century Investments

Wholesale
- Net revenue up QoQ driven by stronger Global Markets revenues
- Focus on pay for performance and increase in expenses related to deferred compensation

## Income before income taxes and net income[1]

**Firmwide**

(billions of yen)


Income before income taxes
Net income
62.8
81.8
95.9
82.3
77.4
46.8
61.2
70.3
61.3
56.9
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

**Three segment income before income taxes**


Wholesale
Asset Management
Retail
67.5
61.1
87.4
62.6
63.8
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

1. *Net income attributable to Nomura Holdings shareholders.*
2. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
3. *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Overview of results Highlights (billions of yen, except EPS and ROE) FY2017/18 FY2016/17 FY2016/17    QoQ YoY 1Q 4Q 1Q Net revenue 360.8 349.1 +3% 338.5 +7% Non-interest expenses 283.4 266.8 +6% 275.7 +3% Income before income taxes 77.4 82.3 -6% 62.8 +23% Net income1 56.9 61.3 -7% 46.8 +21% EPS2 Y15.77 Y17.00 -7% Y12.71 +24% ROE3 8.1% 8.8% 7.0% 1. Net income attributable to Nomura Holdings shareholders.    2. Diluted net income attributable to Nomura Holdings shareholders per share. 3 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes FY2017/18 FY2016/17 FY2016/17    (billions of yen) QoQ YoY 1Q 4Q 1Q Net revenue Retail 101.7 103.2 -1% 83.8 +21% Asset Management 28.1 23.3 +21% 25.9 +8% Wholesale 179.3 171.2 +5% 190.9 -6% Subtotal 309.1 297.7 +4% 300.6 +3%    Other * 51.7 54.3 -5% 48.4 +7%    Unrealized gain (loss) on investments in equity securities held for operating purposes 0.0 -2.8—-10.5— Net revenue 360.8 349.1 +3% 338.5 +7% Income Retail 24.9 25.8 -3% 8.7 +187% (loss) before Asset Management 13.6 8.7 +56% 12.2 +11% income taxes Wholesale 25.4 28.1 -10% 46.6 -46% Subtotal 63.8 62.6 +2% 67.5 -6% Other * 13.6 22.6 -40% 5.8 +136% Unrealized gain (loss) on investments in equity securities held for operating purposes 0.0 -2.8—-10.5— Income before income taxes 77.4 82.3 -6% 62.8 +23% *Additional information on “Other” (1Q) ? Gain on changes to own and counterparty credit spread relating to Derivatives (Y5.0bn) 4

# Retail

NOMURA

## Net revenue and income before income taxes

(billions of yen)

| | FY2016/17 | | | | FY17/18 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Net revenue | 83.8 | 86.2 | 101.3 | 103.2 | **101.7** | -1% | +21% |
| Non-interest expenses | 75.1 | 71.8 | 75.4 | 77.4 | **76.8** | -1% | +2% |
| Income before income taxes | 8.7 | 14.4 | 25.9 | 25.8 | **24.9** | -3% | +187% |

## Key points

- Net revenue: Y101.7bn (-1% QoQ; +21% YoY)
- Income before income taxes: Y24.9bn (-3% QoQ; +187% YoY)
- Revenues roughly unchanged QoQ
  - Uptick in investor sentiment as market conditions improved
  - Sales of secondary equities and investment trusts were up QoQ
- Client franchise

| Client franchise | Jun/1Q | Mar/4Q |
|---|---|---|
| Retail client assets | Y111.9trn | Y107.7trn |
| Accounts with balance | 5.34m | 5.36m |
| NISA accounts opened (accumulated)[1] | 1.61m | 1.60m |
| Net inflows of cash and securities[2] | -Y115bn | -Y43.1bn |

## Total sales[3]



(billions of yen)
Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

Total sales[3] declined 16% QoQ

- Stocks: -0.4% QoQ
  - Stronger secondary trading of Japanese stocks and foreign stocks
  - Slowdown in primary stock subscriptions[4] (Y64.7bn; -37% QoQ)
- Investment trusts: +5% QoQ
  - Inflows into Indian stock and thematic (big data, etc.) products as well as low risk products focused on income
- Bonds: Y471.5bn; -53% QoQ
  - Sales of JGBs for individual investors down from record high last quarter (Y89.1bn; -85% QoQ), while foreign bond sales increased QoQ
- Sales of discretionary investments and insurance declined 20% QoQ

1. *Including Junior NISA.*
2. *Cash and securities inflows minus outflows, excluding regional financial institutions.*
3. *Retail channels only.*
4. *Retail channels, Net & Call, and Hotto Direct.*

5

# Retail: Client assets up on net inflows, steady growth in recurring revenues

NOMURA

## Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
24%
25%
25%
25%
26%
71.3
71.0
74.0
78.6
80.9
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

- Annualized recurring revenue of Y80.9bn
  - Successful initiatives to grow Retail client assets drove ongoing net inflows into investment trusts and discretionary investments
  - Market factors also contributed to investment trust and discretionary investment AuM growth

| | Jun/1Q | Mar/4Q |
|---|---|---|
| ■ Recurring revenue | Y20.2bn | Y19.4bn |
| – Investment trust net inflows[1] | Y48.0bn | Y40.2bn |
| – Discretionary investment net inflows[1] | Y20.7bn | Y48.2bn |
| ■ Sales of insurance products[2] | Y40.5bn | Y37.8bn |

## Investment trust asset under management



(trillions of yen)
Stock investment trusts and foreign investment trusts AuM
Investment trust sales (rhs, Retail channels only)
(billions of yen)
12.0
8.0
4.0
0.0
1,000.0
500.0
0.0
9.2
9.4
10.0
10.1
10.3
505.4
570.5
633.0
721.9
754.9
FY2016/17
FY2017/18
Jun / 1Q
Sep / 2Q
Dec / 3Q
Mar / 4Q
Jun / 1Q

## Discretionary investment asset under management



(billions of yen)
Quarterly discretionary investment net inflows[1]
2,500
2,000
1,500
1,000
2,201.0
107.2
2,269.1
63.9
2,399.7
42.6
2,430.7
48.2
2,509.1
20.7
FY2016/17
FY2017/18
Jun / 1Q
Sep / 2Q
Dec / 3Q
Mar / 4Q
Jun / 1Q

1. Retail channels and Japan Wealth Management Group.
2. Retail channels only.

6

# Asset Management

NOMURA

## Net revenue and income before income taxes

(billions of yen)

| | FY2016/17 | | | | FY17/18 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Net revenue | 25.9 | 21.3 | 28.9 | 23.3 | **28.1** | +21% | +8% |
| Non-interest expenses | 13.7 | 13.8 | 14.9 | 14.6 | **14.5** | -1% | +6% |
| Income before income taxes | 12.2 | 7.4 | 14.0 | 8.7 | **13.6** | +56% | +11% |

## Assets under management (net)[1]



(trillions of yen)
Investment trust business
Investment advisory business
37.3
12.4
24.9
38.5
13.1
25.4
43.2
14.6
28.6
44.4
14.8
29.5
46.1
15.3
30.8
FY2016/17
FY2017/18
Jun
Sep
Dec
Mar
Jun

## Key points

- Net revenue: Y28.1bn (+21% QoQ; +8% YoY)
- Income before income taxes: Y13.6bn (+56% QoQ; +11% YoY)
  - Market factors combined with inflows into ETFs helped drive AuM to a record high for third straight quarter
  - An increase in asset management fees and gains related to American Century Investments (ACI) led to stronger net revenue and income before income taxes QoQ

**Investment trust business**

- Continued inflows into ETFs and privately placed funds for regional financial institutions
- Inflows into publicly offered stock funds (excl. ETFs) such as the Nomura India Investment Fund and Nomura PIMCO World Income Strategy Fund that have delivered stable performance

Top 3 publicly offered stock funds (excl. ETFs) by inflows in 1Q

- Nomura India Investment Fund: Y87.8bn
- Nomura PIMCO World Income Strategy Fund Course A: Y79.0bn
- Nomura Fund Wrap Bond Premium: Y44.1bn

**Investment advisory and international businesses**

- Outflows from public pension funds in Japan
- Internationally, we booked continued inflows into US high yield products, but Japan equity products reported outflows

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.*

7

# Asset Management: Product sharing with ACI

## Flow of funds[1]



(billions of yen)
Investment trust business
Investment advisory business
1,500
1,000
500
0
-500
-1,000
-592
-423
-169
349
344
6
1,132
95
1,038
1,284
315
969
230
316
-86
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

## Nomura Asset Management public investment trust market share[2]



27.0%
25.0%
23.0%
21.0%
24.0%
24.2%
25.4%
25.7%
26.2%
FY2016/17
FY2017/18
Jun
Sep
Dec
Mar
Jun

## Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, MMFs, etc.
Other investment trusts (excl. ETFs)
ETFs
1,500
1,000
500
0
-500
-1,000
-399
-24
477
-471
759
279
-233
1,203
132
183
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

## Collaboration with ACI

Global business collaboration

- NCRAM[3] started providing US high yield bond investment management services to ACI's flagship retail fund in May 2017, initiating the mutual provision of products between Nomura and ACI
- Creating a strategic framework to globally expand the investment management businesses of both companies and setting up a structure for sales collaboration in each region

Increasing distribution of ACI products in Japan

- Enhancing marketing activities aimed at institutional investors in Japan with several Japan pension funds now using ACI products

1. *Based on assets under management (net).*
2. *Source: The Investment Trusts Association, Japan.*
3. *Nomura Corporate Research and Asset Management.*

8

# Wholesale

NOMURA

## Net revenue and income before income taxes

(billions of yen)

| | FY2016/17 | | | | FY17/18 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | | |
| Global Markets | 170.5 | 156.1 | 173.0 | 143.5 | **154.2** | +7% | -10% |
| Investment Banking | 20.4 | 23.8 | 24.2 | 27.7 | **25.1** | -9% | +23% |
| Net revenue | 190.9 | 179.9 | 197.3 | 171.2 | **179.3** | +5% | -6% |
| Non-interest expenses | 144.3 | 140.6 | 149.9 | 143.1 | **154.0** | +8% | +7% |
| Income before income taxes | 46.6 | 39.3 | 47.4 | 28.1 | **25.4** | -10% | -46% |

## Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
61.1
40.8
21.4
67.7
55.9
39.4
26.1
58.5
64.8
39.6
34.3
58.6
53.3
49.4
17.7
50.8
55.3
44.4
22.9
56.7
Americas
EMEA
AEJ
Japan
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

## Key points

- Net revenue: Y179.3bn (+5% QoQ; -6% YoY)
- Income before income taxes: Y25.4bn (-10% QoQ; -46% YoY)

- Net revenue up QoQ
  - Uptick in Global Markets revenues: We continued to stringently manage risks amid low volatility and we saw a rebound in client activity towards the latter part of the quarter
  - Investment Banking revenues declined due to a slowdown in financing mandates
- Focus on pay for performance with higher expenses booked in relation to deferred compensation

Net revenue by region (QoQ; YoY)

- Japan: Y56.7bn (+12%; -16%)
  - Revenues up QoQ driven by Fixed Income, primarily Rates and FX
  - Investment Banking revenues were higher YoY, while Global Markets slowed

- Americas: Y55.3bn (+4%; -9%)
  - Global Markets revenues up QoQ; Rates and Execution Services were main revenue drivers

- EMEA: Y44.4bn (-10%; +9%)
  - Revenues remained firm; Slowed from strong previous quarter, particularly in Rates and Credit
  - Fixed Income and Investment Banking revenues both up YoY

- AEJ: Y22.9bn (+29%; +7%)
  - Fixed Income revenues increased QoQ driven by Emerging Markets

9

# Wholesale: Global Markets

## Net revenue



(billions of yen)
Equities
Fixed Income
170.5
62.6
107.9
156.1
56.5
99.6
173.0
55.8
117.3
143.5
57.0
86.5
154.2
58.5
95.7
QoQ +7%
YoY -10%
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

## FY2017/18 1Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

## Key points

- Net revenue: Y154.2bn (+7% QoQ; -10% YoY)
  - Higher net revenue QoQ driven by pick up in client activity in the latter part of the quarter

Fixed Income

- Net revenue: Y95.7bn (+11% QoQ; -11% YoY)
  - Revenues up QoQ driven by Emerging Markets and G10 FX
  - Credit slowed from the strong previous quarter, Rates remained solid

Equities

- Net revenue: Y58.5bn (+3% QoQ; -6% YoY)
  - Improvement in Derivatives in Japan and Americas, while Cash revenues were roughly flat QoQ

- Americas: Rates continued to drive Fixed Income revenues, while Equities was boosted by robust performance in Derivatives
- EMEA: Rates and Credit slowed from the strong previous quarter, offset partially by an uptick in G10 FX
- AEJ: In Fixed Income, Emerging Markets rebounded, but Equities declined in both Cash and Derivatives
- Japan: Fixed Income revenues increased driven by growth in Rates and FX, while Equities saw growth in Derivatives revenues

10

NOMURA

# Wholesale: Investment Banking

## Net revenue[1]



Investment Banking (gross)
(billions of yen)
33.7
42.2
41.7
50.2
45.4
Investment Banking
20.4
23.8
24.2
27.7
25.1
QoQ -9%
YoY +23%
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

## Key points

- Net revenue: Y25.1bn (-9% QoQ; +23% YoY)
- Investment Banking (gross) revenue of Y45.4 billion
  - Although revenues declined QoQ partly due to seasonal factors, all regions reported stronger revenues YoY
  - Japan
    - ✓ QoQ revenues impacted by slowdown in ECM
    - ✓ Revenues up YoY driven by uptick in DCM mandates amid low interest rate environment and contributions from Solutions business such as block trades
    - ✓ #1 on Japan ECM and straight bond league tables[2]
  - International
    - ✓ M&A deals, financing related to M&A, and refinancing deals all contributed to revenues
    - ✓ Strong Solutions business such as FX and interest rate hedging transactions

Cross-border M&A related deals

## Steady growth in international gross revenue driven by cross-divisional and cross-border collaboration



International gross revenue (Indexed as FY2016/17 1Q = 100)
100
141
50%
International ratio
FY2016/17 1Q
2Q
3Q
4Q
FY2017/18 1Q

### M&A / ALF

- Executed many cross-border and multi-product mandates

| | |
|---|---|
| Sale of Wako Pure Chemical Industries shares held by **Takeda Pharmaceutical** to Fujifilm (Y251bn) | Advisor and financing for **CVC Capital** (UK) acquisition of PDC Brands (US) (M&A: $1.4bn / ALF $825m) |
| Advisor and financing for **Post Holdings** (US) acquisition of Weetabix (UK) (M&A £1.4bn / ALF $2.2bn) | Financing for **Misys** (UK) acquisition of DH Corp (Canada) ($6.2bn) |

### ECM / DCM

- Won many financing mandates in Japan and abroad including a global IPO for a Japanese company

| | | |
|---|---|---|
| **LIXIL VIVA** Global IPO (Y44.9bn) | **UniCredit** (Italy) Global USD bonds ($2.0bn) | **JBIC** USD bonds ($5.0bn) |
| **GlobalWafers** (Taiwan) GDR offering ($469m) | **Credit Agricole**(France) Samurai bonds (Y203.9bn) | **KfW**(Germany) Global USD benchmark bonds ($5.0bn) |

1. *Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.*
2. *Source: ECM; Thomson Reuters; Corporate bonds (incl. self-funded): Thomson DealWatch, Jan – Jun 2017.*

11

Non-interest expenses Full year Quarter Key points (billions of yen) (billions of yen) 1,500? Non-interest expenses: Y283.4bn (+6% QoQ) 400 1,230.5 Other – Compensation and benefits                1,080.4 (+19% QoQ) 275.7 265.2 283.4 300 Business development 1,000 272.7 266.8 Focus pay for performance with? on expenses higher expenses booked in relation to Occupancy and related deferred compensation depreciation 200 Information processing – Business development expenses (-24% and communications 500 QoQ) Commissions and floor 100? Decline in expenses related to Retail brokerage campaign for JGBs for individual Compensation and investors benefits 0 0 – Others (+4% QoQ) FY2016/17 FY2017/18 FY2015/16 FY2016/17 1Q 2Q 3Q 4Q 1Q QoQ? Higher costs at consolidated subsidiaries Compensation and benefits 574.2 496.4 125.9 128.0 127.6 114.9 136.2 18.6% Commissions and floor brokerage 123.9 94.5 24.2 22.9 23.0 24.5 23.8 -2.9% Inf ormation processing and communications 189.9 175.3 44.2 41.6 42.2 47.3 44.6 -5.7% Occupancy and related depreciation 78.4 69.8 18.2 16.8 16.9 17.9 17.1 -4.9% Business development expenses 35.9 35.1 8.3 6.9 8.8 11.1 8.4 -24.1% Other 228.2 209.3 54.8 49.1 54.2 51.1 53.3 4.3% Total 1,230.5 1,080.4 275.7 265.2 272.7 266.8 283.4 6.2% 12

# Robust financial position

NOMURA

## Balance sheet related indicators and capital ratios

| | Mar 2017 | Jun 2017 |
|---|---|---|
| ■ Total assets | Y42.9trn | Y44.5trn |
| ■ Shareholders' equity | Y2.8trn | Y2.8trn |
| ■ Gross leverage | 15.4x | 15.6x |
| Net leverage[1] | 8.6x | 9.2x |
| ■ Level 3 assets[2] (net) | Y0.4trn | Y0.4trn |
| ■ Liquidity portfolio | Y5.0trn | Y4.8trn |

(billions of yen)

| Basel 3 basis | Mar 2017 | June 2017[2] |
|---|---|---|
| Tier 1 capital | 2,690 | 2,751 |
| Tier 2 capital | 110 | 101 |
| Total capital | 2,799 | 2,853 |
| RWA | 13,978 | 14,374 |
| Tier 1 capital ratio | 19.2% | 19.1% |
| CET 1 capital ratio[3] | 18.2% | 18.1% |
| Consolidated capital adequacy ratio | 20.0% | 19.8% |
| Consolidated leverage ratio[4] | 4.63% | 4.55% |
| HQLA[5] | Y4.5trn | Y4.3trn |
| LCR[5] | 180.0% | 186.1% |

## RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.3%
18.0%
17.7%
18.2%
18.1%
17.8%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2016/17
FY2017/18
Jun
Sep
Dec
Mar
Jun
Fully loaded Basel 3 2019 applied to balance sheet at end Jun (estimate)

## Level 3 assets[2] and net level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
17%
16%
18%
17%
16%
30%
20%
10%
0%
FY2016/17
FY2017/18
Jun
Sep
Dec
Mar
Jun

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *June 2017 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

13

# Funding and liquidity

NOMURA

## Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

## Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.8trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

**Balance sheet**
**(As of June 2017)**



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

## Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 14%
Long-term debt due within 1yr. 9%
Long-term debt, 77% Average maturity 5.5 years[3]
International 25%
Japan 75%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

14

Financial Supplement

Consolidated balance sheet    (billions of yen) Mar 31, June 30, Increase Mar 31, June 30, Increase 2017 2017 (Decrease) 2017 2017 (Decrease) Assets    Liabilities    Total cash and cash deposits 2,972 2,786 -186 Short-term borrowings 543 598 55    Total payables and deposits 3,708 3,694 -15 Total loans and receivables 3,097 3,503 405 Total collateralized financing 19,061 20,569 1,508    Trading liabilities 8,192 8,052 -139 Total collateralized agreements 18,730 18,379 -351 Other liabilities 1,309 1,135 -173    Long-term borrowings 7,195 7,518 323 Total trading assets1 and private 15,192 16,954 1,762 Total liabilities 40,008 41,567 1,559 equity investments                Total other assets 2,860 2,856 -4 Equity                Total NHI shareholders’ equity 2,790 2,847 57    Noncontrolling interest 54 64 10 Total assets 42,852 44,478 1,626 Total liabilities and equity 42,852 44,478 1,626    1. Including securities pledged as collateral. 16

Value at risk    Definition                From April 1, 2017, to June 30, 2017 (billions of yen)    99% confidence level                Maximum: 4.1    1-day time horizon for outstanding portfolio    Minimum: 3.0    Inter-product price fluctuations considered    Average: 3.5    (billions of yen) FY2015/16 FY2016/17    FY2016/17 FY2017/18    Mar Mar Jun Sep Dec Mar Jun    Equity 0.9 0.7 0.7 0.9 1.4 0.7 0.9    Interest rate 3.8 2.7 4.1 3.2 2.9 2.7 2.5    Foreign exchange 0.8 1.7 2.5 1.7 3.7 1.7 1.8    Sub-total 5.5 5.0 7.3 5.8 8.0 5.0 5.2    Diversification benefit -2.0 -1.7 -2.9 -1.9 -3.1 -1.7 -1.7    VaR 3.5 3.3 4.4 3.9 4.9 3.3 3.5                17

# Consolidated financial highlights

NOMURA

## Full year


(billions of yen)
Net income attributable to Nomura Holdings, Inc. ("NHI") shareholders
ROE(%)
300
200
100
0
9%
6%
3%
0%
4.9%
8.7%
131.6
239.6
FY2015/16
FY2016/17

## Quarter


(billions of yen)
100
80
60
40
20
0
9%
6%
3%
0%
7.0%
8.1%
8.6%
8.7%
8.1%
46.8
61.2
70.3
61.3
56.9
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q

| | FY2015/16 | FY2016/17 | FY2016/17 1Q | FY2016/17 2Q | FY2016/17 3Q | FY2016/17 4Q | FY2017/18 1Q |
|---|---|---|---|---|---|---|---|
| Net revenue | 1,395.7 | 1,403.2 | 338.5 | 347.0 | 368.6 | 349.1 | **360.8** |
| Income before income taxes | 165.2 | 322.8 | 62.8 | 81.8 | 95.9 | 82.3 | **77.4** |
| Net income attributable to Nomura Holdings, Inc. ("NHI") shareholders | 131.6 | 239.6 | 46.8 | 61.2 | 70.3 | 61.3 | **56.9** |
| Total NHI shareholders' equity | 2,700.2 | 2,789.9 | 2,642.3 | 2,639.4 | 2,807.2 | 2,789.9 | **2,847.0** |
| ROE (%)[1] | 4.9% | 8.7% | 7.0% | 8.1% | 8.6% | 8.7% | **8.1%** |
| Basic-Net income attributable to NHI shareholders per share (yen) | 36.53 | 67.29 | 13.00 | 17.10 | 19.89 | 17.38 | **16.07** |
| Diluted-Net income attributable to NHI shareholders per share (yen) | 35.52 | 65.65 | 12.71 | 16.68 | 19.44 | 17.00 | **15.77** |
| Total NHI shareholders' equity per share (yen) | 748.32 | 790.70 | 736.47 | 742.39 | 796.79 | 790.70 | **802.63** |

1. *Quarterly ROE is calculated using annualized year-to-date net income.*

18

Consolidated income                Full year Quarter                (billions of yen)    FY2016/17 FY2017/18    FY2015/16 FY2016/17                1Q 2Q 3Q 4Q 1Q Revenue                Commissions 432.0 327.1 76.3 74.6 86.3 90.0 91.0 Fees from investment banking 118.3 92.6 17.3 23.4 23.7 28.2 22.7 Asset management and portfolio service fees 229.0 216.5 52.6 52.1 55.1 56.6 58.3 Net gain on trading 354.0 475.6 140.1 118.8 108.4 108.3 120.5 Gain on private equity investments 13.8 1.4 0.0 -0.4 0.6 1.2 0.4 Interest and dividends 440.1 441.0 106.6 108.9 117.4 108.2 134.4 Gain (loss) on investments in equity securities -20.5 7.7 -10.0 7.7 12.9 -2.8 0.1 Other 156.5 153.6 35.5 41.1 39.5 37.4 40.6 Total revenue 1,723.1 1,715.5 418.4 426.1 443.9 427.1 467.9 Interest expense 327.4 312.3 79.9 79.1 75.2 78.0 107.1 Net revenue 1,395.7 1,403.2 338.5 347.0 368.6 349.1 360.8 Non-interest expenses 1,230.5 1,080.4 275.7 265.2 272.7 266.8 283.4 Income before income taxes 165.2 322.8 62.8 81.8 95.9 82.3 77.4 Net income attributable to NHI shareholders 131.6 239.6 46.8 61.2 70.3 61.3 56.9                19

Main revenue items                Full year Quarter                FY2016/17 FY2017/18    (billions of yen) FY2015/16 FY2016/17 1Q 2Q 3Q 4Q 1Q    Stock brokerage commissions 275.0 210.0 48.4 47.0 57.5 57.1 57.0    Other brokerage commissions 23.3 15.1 4.3 3.4 4.3 3.0 3.4 Commissions Commissions for distribution of investment trusts 89.5 75.1 15.8 17.6 19.1 22.6 23.2    Other 44.2 26.9 7.7 6.6 5.4 7.3 7.3    Total 432.0 327.1 76.3 74.6 86.3 90.0 91.0    Equity underwriting and distribution 56.7 22.4 2.8 6.9 5.8 6.9 3.5    Bond underwriting and distribution 12.9 16.9 2.9 3.2 4.2 6.6 3.6 Fees from M&A / Financial advisory fees 33.1 34.4 9.4 9.6 9.6 5.7 8.3 investment banking Other 15.6 18.9 2.2 3.6 4.1 9.0 7.3    Total 118.3 92.6 17.3 23.4 23.7 28.2 22.7    Asset management fees 164.4 148.7 36.2 35.5 38.0 39.0 39.9 Asset management                and portfolio service Administration fees 45.7 50.2 11.9 12.3 12.8 13.1 14.0 fees Custodial fees 19.0 17.6 4.5 4.3 4.3 4.5 4.4    Total 229.0 216.5 52.6 52.1 55.1 56.6 58.3                20

# Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

## Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | Full year | | Quarter | | | | |
|---|---|---|---|---|---|---|---|
| | FY2015/16 | FY2016/17 | FY2016/17 | | | | FY2017/18 |
| | | | 1Q | 2Q | 3Q | 4Q | 1Q |
| Retail | 127.6 | 74.8 | 8.7 | 14.4 | 25.9 | 25.8 | **24.9** |
| Asset Management | 36.7 | 42.3 | 12.2 | 7.4 | 14.0 | 8.7 | **13.6** |
| Wholesale | 15.4 | 161.4 | 46.6 | 39.3 | 47.4 | 28.1 | **25.4** |
| Three business segments total | 179.7 | 278.6 | 67.5 | 61.1 | 87.4 | 62.6 | **63.8** |
| Other | 6.1 | 37.6 | 5.8 | 13.1 | -3.8 | 22.6 | **13.6** |
| Segments total | 185.8 | 316.2 | 73.3 | 74.2 | 83.5 | 85.1 | **77.4** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | -20.7 | 6.6 | -10.5 | 7.6 | 12.4 | -2.8 | **0.0** |
| Income (loss) before income taxes | 165.2 | 322.8 | 62.8 | 81.8 | 95.9 | 82.3 | **77.4** |

## Geographic information: Income (loss) before income taxes[1]

| (billions of yen) | Full year | | Quarter | | | | |
|---|---|---|---|---|---|---|---|
| | FY2015/16 | FY2016/17 | FY2016/17 | | | | FY2017/18 |
| | | | 1Q | 2Q | 3Q | 4Q | 1Q |
| Americas | -32.0 | 50.0 | 15.2 | 6.9 | 17.4 | 10.4 | **7.9** |
| Europe | -67.4 | 14.4 | -4.4 | 7.9 | 2.1 | 8.8 | **2.2** |
| Asia and Oceania | 19.8 | 23.7 | 6.1 | 8.3 | 11.9 | -2.5 | **5.3** |
| Subtotal | -79.6 | 88.1 | 16.9 | 23.2 | 31.4 | 16.7 | **15.5** |
| Japan | 244.8 | 234.7 | 45.9 | 58.6 | 64.6 | 65.6 | **62.0** |
| Income (loss) before income taxes | 165.2 | 322.8 | 62.8 | 81.8 | 95.9 | 82.3 | **77.4** |

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2017). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment “Other”    Income (loss) before income taxes                Full year Quarter                (billions of yen)                50.0                40.0 37.6                30.0                 22.6    20.0    13.1    13.6    10.0 6.1 5.8                0.0                 -10.0     -3.8                FY2016/17 FY2017/18    FY2015/16 FY2016/17                1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic 6.4 -7.3 12.0 -4.1 -15.9 0.8 -0.7 hedging transactions                Realized gain on investments in equity 0.2 1.1 0.6 0.1 0.4 0.0 0.0 securities held for operating purposes                Equity in earnings of affiliates 32.7 32.3 1.1 10.9 11.0 9.4 7.0 Corporate items -52.3 -6.4 -4.3 -5.3 -0.8 3.9 0.2 Others 19.2 17.9 -3.5 11.5 1.5 8.5 7.0 Income (loss) before income taxes 6.1 37.6 5.8 13.1 -3.8 22.6 13.6                22

# Retail related data (1)

NOMURA

| (billions of yen) | Full year FY2015/16 | Full year FY2016/17 | Quarter FY2016/17 1Q | FY2016/17 2Q | FY2016/17 3Q | FY2016/17 4Q | FY2017/18 1Q | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|
| Commissions | 220.3 | 171.8 | 38.4 | 38.9 | 47.1 | 47.5 | **47.3** | **-0.4%** | **23.1%** |
| Of which, brokerage commission | 78.9 | 62.8 | 13.1 | 12.4 | 19.8 | 17.6 | **18.0** | **2.3%** | **37.2%** |
| Of which, commissions for distribution of investment trusts | 93.6 | 82.3 | 17.6 | 20.0 | 21.1 | 23.6 | **23.7** | **0.2%** | **34.5%** |
| Sales credit | 86.4 | 85.3 | 18.6 | 19.9 | 23.0 | 23.8 | **24.5** | **3.1%** | **31.6%** |
| Fees from investment banking and other | 35.9 | 27.3 | 4.3 | 5.9 | 8.4 | 8.7 | **5.8** | **-33.5%** | **34.3%** |
| Investment trust administration fees and other | 85.3 | 81.8 | 19.9 | 20.0 | 20.6 | 21.3 | **22.3** | **4.6%** | **12.4%** |
| Net interest revenue | 7.8 | 8.3 | 2.6 | 1.5 | 2.3 | 1.9 | **1.8** | **-5.9%** | **-30.3%** |
| Net revenue | 435.6 | 374.4 | 83.8 | 86.2 | 101.3 | 103.2 | **101.7** | **-1.4%** | **21.4%** |
| Non-interest expenses | 308.0 | 299.6 | 75.1 | 71.8 | 75.4 | 77.4 | **76.8** | **-0.8%** | **2.3%** |
| Income before income taxes | 127.6 | 74.8 | 8.7 | 14.4 | 25.9 | 25.8 | **24.9** | **-3.4%** | **187.3%** |
| Domestic distribution volume of investment trusts[1] | 5,644.9 | 3,376.3 | 761.8 | 794.2 | 908.2 | 912.2 | **944.0** | **3.5%** | **23.9%** |
| Bond investment trusts | 1,094.0 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | **0.0** | **-** | **-** |
| Stock investment trusts | 3,656.3 | 2,955.3 | 640.5 | 686.9 | 801.6 | 826.2 | **860.5** | **4.2%** | **34.3%** |
| Foreign investment trusts | 894.6 | 420.8 | 121.0 | 107.3 | 106.5 | 86.0 | **83.5** | **-2.9%** | **-31.0%** |
| Other | | | | | | | | | |
| Accumulated value of annuity insurance policies | 2,806.4 | 2,941.5 | 2,850.0 | 2,881.7 | 2,912.7 | 2,941.5 | **2,975.3** | **1.1%** | **4.4%** |
| Sales of JGBs for individual investors (transaction base) | 425.9 | 1,129.9 | 173.6 | 76.1 | 277.5 | 602.8 | **89.1** | **-85.2%** | **-48.7%** |
| Retail foreign currency bond sales | 1,205.0 | 1,131.2 | 185.2 | 244.7 | 407.7 | 293.6 | **328.0** | **11.7%** | **77.1%** |

1. *Excluding Net & Call and Hotto Direct.*

23

Retail related data (2)    Retail client assets                (trillions of yen)                120 107.7    108.0 107.7 111.9 Other 100.6 95.3 99.1                100                Foreign investment trusts                80                Bond investment trusts                60                Stock investment trusts                Domestic bonds 40                Foreign currency bonds 20                Equities 0                FY2015/16 FY2016/17 FY2016/17 FY2017/18    Mar Mar Jun Sep Dec Mar Jun Equities 60.2 66.3 55.8 59.6 66.7 66.3 69.9 Foreign currency bonds 5.6 6.0 5.5 5.5 6.0 6.0 6.1 Domestic bonds1 11.7 11.7 11.8 11.7 11.5 11.7 11.5 Stock investment trusts 8.6 8.8 8.0 8.1 8.7 8.8 9.1 Bond investment trusts 7.3 7.3 6.5 6.7 7.6 7.3 7.6 Foreign investment trusts 1.4 1.3 1.3 1.3 1.3 1.3 1.3 Other2 5.8 6.4 6.5 6.2 6.2 6.4 6.4 Total 100.6 107.7 95.3 99.1 108.0 107.7 111.9 1. Including CBs and warrants.                24 2. Including annuity insurance.

Retail related data (3)    Net inflows of cash and securities1                Full year Quarter                (billions of yen) (billions of yen)                1,000 1,000                500 500                319    48                0 0                 -43 -115     -306 -243                 -338     -500 -500                FY2016/17 FY2017/18 FY2015/16 FY2016/17                1Q 2Q 3Q 4Q 1Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions.                25

Retail related data (4)    Number of accounts                (thousands) FY2015/16 FY2016/17 FY2016/17 FY2017/18    Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,389 5,363 5,390 5,384 5,383 5,363 5,342 Equity holding accounts 2,827 2,836 2,842 2,856 2,839 2,836 2,821 Nomura Home Trade1 / 4,350 4,456 4,378 4,403 4,427 4,456 4,361 Net & Call accounts                New Individual accounts / IT share                Full year Quarter                FY2016/17 FY2017/18 (thousands) FY2015/16 FY2016/17 1Q 2Q 3Q 4Q 1Q New individual accounts 336 231 54 57 55 65 52 IT share2                No. of orders 58% 57% 58% 58% 56% 57% 58% Transaction value 36% 34% 35% 35% 33% 35% 35% 1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q.    26 2. Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)    Full year Quarter                FY2016/17 FY2017/18    (billions of yen) FY2015/16 FY2016/17    QoQ YoY    1Q 2Q 3Q 4Q 1Q    Net revenue 95.4 99.4 25.9 21.3 28.9 23.3 28.1 20.5% 8.3% Non-interest expenses 58.7 57.1 13.7 13.8 14.9 14.6 14.5 -0.7% 6.1% Income before income taxes 36.7 42.3 12.2 7.4 14.0 8.7 13.6 56.5% 10.9% Assets under management by company                (trillions of yen)    FY2015/16 FY2016/17 FY2016/17 FY2017/18    Mar Mar Jun Sep Dec Mar Jun Nomura Asset Management    43.5 47.4 40.3 41.5 46.3 47.4 48.9 Nomura Funds Research and Technologies 3.1 2.8 2.8 2.8 2.9 2.8 2.9 Nomura Corporate Research and Asset Management 1.6 2.4 1.6 1.8 2.1 2.4 2.6 Assets under management (gross) 1 48.2 52.6 44.7 46.0 51.4 52.6 54.4    Group company overlap    8.1 8.3 7.4 7.5 8.2 8.3 8.4 Assets under management (net) 2 40.1 44.4 37.3 38.5 43.2 44.4 46.1 1. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.    27 2. Net after deducting duplications from assets under management (gross).

Asset Management related data (2)    Asset inflows/outflows by business1                Full year Quarter                FY2016/17    FY2017/18 (billions of yen) FY2015/16 FY2016/17                1Q 2Q 3Q 4Q 1Q Investment trusts business 2,717 1,590 -423 6 1,038 969 316    of which ETFs 2,339 1,934 -24 477 279 1,203 183 Investment advisory business 2,038 584 -169 344 95 315 -86 Net asset inflow 4,755 2,174 -592 349 1,132 1,284 230 Domestic public investment trust market and Nomura Asset Management market share2    (trillions of yen) FY2015/16 FY2016/17 FY2016/17    FY2017/18    Mar Mar Jun Sep Dec Mar Jun Domestic public stock investment trusts                Market 78.6 85.9 74.1 77.1 83.0 85.9 88.0 Nomura Asset Management share (%) 21% 23% 21% 21% 22% 23% 24% Domestic public bond investment trusts                Market 13.9 12.8 11.9 11.7 13.6 12.8 13.4 Nomura Asset Management share (%) 46% 44% 44% 44% 44% 44% 43% ETF                Market 15.8 23.3 15.0 17.3 20.3 23.3 24.8 Nomura Asset Management share (%) 48% 45% 47% 45% 46% 45% 45% 1. Based on assets under management (net).                28 2. Source Investment Trusts Association, Japan.

Wholesale related data    Full year Quarter                (billions of yen)    FY2016/17 FY2017/18    FY2015/16 FY2016/17                QoQ YoY    1Q 2Q 3Q 4Q 1Q    Net revenue 720.3 739.3 190.9 179.9 197.3 171.2 179.3 4.8% -6.1% Non-interest expenses 704.9 577.8 144.3 140.6 149.9 143.1 154.0 7.6% 6.7% Income before income taxes 15.4 161.4 46.6 39.3 47.4 28.1 25.4 -9.9% -45.6% Breakdown of Wholesale revenues                Full year Quarter                (billions of yen)    FY2016/17 FY2017/18    FY2015/16 FY2016/17                QoQ YoY    1Q 2Q 3Q 4Q 1Q    Fixed Income 275.2 411.3 107.9 99.6 117.3 86.5 95.7 10.6% -11.3% Equities 325.1 231.9 62.6 56.5 55.8 57.0 58.5 2.7% -6.5% Global Markets 600.3 643.1 170.5 156.1 173.0 143.5 154.2 7.5% -9.6% Investment Banking1 120.0 96.1 20.4 23.8 24.2 27.7 25.1 -9.3% 22.9% Net revenue 720.3 739.3 190.9 179.9 197.3 171.2 179.3 4.8% -6.1% Investment Banking (gross)1 205.7 167.8 33.7 42.2 41.7 50.2 45.4 -9.6% 34.5%                29 1. Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.

Number of employees    FY2015/16 FY2016/17 FY2016/17    FY2017/18    Mar Mar Jun Sep Dec Mar Jun Japan 16,083 16,227 16,792 16,543 16,450 16,227 16,903 Europe 3,424 3,026 3,170 3,147 3,063 3,026 3,013 Americas 2,503 2,314 2,481 2,297 2,279 2,314 2,325 Asia and Oceania1 6,855 6,619 6,769 6,667 6,606 6,619 6,673 Total 28,865 28,186 29,212 28,654 28,398 28,186 28,914                30 1. Includes Powai office in India.

Disclaimer    This document is produced by Nomura Holdings, Inc. (“Nomura”).    Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.    The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.    All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.    This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.    Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.    The consolidated financial information in this document is unaudited.

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